Exhibit 4.6

WARRANT MODIFICATION AGREEMENT

This Warrant Modification Agreement is entered into as of December 11, 2018 between Hercules Capital, Inc. (the “Warrantholder”) and X4 Pharmaceuticals, Inc. (the “Company”).

Recitals

A. On October 19, 2018, the Company issued to Warrantholder a warrant (the “Warrant”) to purchase shares of its Series B Preferred Stock or Next Round Stock on such terms as set forth therein. Any terms not specifically defined herein shall have the meanings set forth in the Warrant.

B. In connection with an amendment to the Loan Agreement of even date herewith, the Company and the Warrantholder now desire to modify the Warrant.

Now, therefore, for good and valuable consideration, the receipt of which is hereby acknowledged, the Company and Warrantholder agree as follows:

1. Notwithstanding Section 8(a) of the Warrant, the Merger (as defined below) shall not be deemed as “Merger Event” under the Warrant, and the Warrant shall continue in full force and effect following the closing of the Merger, and thereafter the Warrant shall be exercisable for shares of Arsanis Common Stock (as defined below) with the Exercise Price under the Warrant being equal to $1.88 per share, subject to appropriate adjustment for the Preferred Stock Exchange Ratio (as defined in the Merger Agreement (as defined below)) following the Merger. For purposes hereof, the “Merger Agreement” shall mean that certain Agreement and Plan of Merger, dated November 26, 2018, as may be amended from time to time, by and among Arsanis, Inc., a Delaware corporation (“Arsanis”), Artemis AC Corp., a Delaware corporation and a wholly owned subsidiary of Arsanis (“Merger Sub”) and the Company, pursuant to which, among other things and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as a wholly owned subsidiary of Arsanis and the surviving corporation of the merger (the “Merger”), pursuant to which each share of the Company’s Series B Preferred Stock will be cancelled and exchanged for a number of shares of Arsanis’ common stock, par value $0.001 per share (the “Arsanis Common Stock”), equal to the Preferred Stock Exchange Ratio.

2. The Company shall not sign or enter into any agreement that will modify, alter or change the rights of Warrantholder under the Warrant without the written consent of the Warrantholder.

3. Except as specifically set forth in this Warrant Modification Agreement, the Warrant remains unmodified and in full force and effect.

4. This Warrant Modification Agreement may be executed in any number of counterparts, and by different parties hereto in separate counterparts, each of which when so delivered shall be deemed an original, but all of which counterparts shall constitute but one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Warrant Modification to be executed by its officers thereunto duly authorized as of the date set forth above.

COMPANY:	X4 PHARMACEUTICALS, INC.

By:	/s/ Adam Mostafa

Name:	Adam Mostafa

Title:	Chief Financial Officer

WARRANTHOLDER:	HERCULES CAPITAL, INC. a Maryland corporation

By:	/s/ Jennifer Choe

Name:	Jennifer Choe
Title:	Assistant General Counsel

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